UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

    Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at March 11, 2010

ROCKWELL DIAMONDS INC.
 800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: March 12, 2010

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.,
Houghton Estate, Johannesburg, 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
--
Ste. 1020-800 West Pender Street
Vancouver, BC
Canada
Tel: 604-684-6365
Toll Free: 1-800-667-2114
Fax: 604-684-8092

Rights Offering Update
Potential Acquisition Announced

March 11, 2010 - Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces that it has received a number of enquiries from shareholders who have not received their rights or who are unsure about how to exercise them.

Shareholders are reminded that the rights offer circular can be downloaded from www.SEDAR.com where it was filed on February 4, 2010. Shareholders with questions are encouraged to call their stockbrokers if their Rockwell shares are lodged at a brokerage. Brokers should have received formal notification of the rights and they will automatically sell them on behalf of ineligible persons. Directly-registered shareholders should have received their rights in the mail, unless they are in the US. Questions can be directed to the Company at the phone number below and as well to Computershare, the depositary agent for the rights offering at Tel: 1-800-564-6253.The Company understands that there have not been significant enquiries from its shareholders who hold their shares on the JSE Limited in South Africa but, should any such shareholders have any queries, they may approach their brokers or Computershare South Africa at Tel: 0861 100 933.

In other developments, the Company has signed a term sheet with Etruscan Diamonds Limited whereby the Company proposes to purchase Etruscan's Blue Gum diamond operation in the Ventersdorp region, South Africa. The acquisition is for 74% of the operation with the balance owned pursuant to South Africa's Black Economic Empowerment regime. The price to be paid to Etruscan is an amount not exceeding ZAR 33.5 million (approximately C$4.65 million) payable in Rockwell shares valued at C$0.068 each. The Company will also assume certain non-material property maintenance obligations effective immediately and other financial obligations upon completion of the acquisition.

The Blue Gum alluvial diamond deposit hosts estimated mineral resources of 25 million cubic metres (indicated) with a grade of 2.37 carats/100 cubic metres and 15 million cubic metres (inferred) with a grade of 2.37 carats/100 cubic metres as at October 2009.

Completion of the acquisition is subject to a number of conditions including South African mining ministry consent, securities regulatory approvals including TSX, satisfactory due diligence and project development financing and electric power negotiations. The Rockwell shares to be issued will be subject to escrow, resale and voting restrictions and will not materially affect control. Completion is targeted for the third calendar quarter.

Tania Marshall, PhD., Pr.Sci.Nat., an independent Qualified Person, is responsible for the resource estimate. Dr Marshall has reviewed this news release and is responsible for the technical content.

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements" or "forward-looking information" (together, referred to as "forward-looking statements"). Other than statements of historical fact, all statements in this release that relate to the proposed acquisition, financing and rights offering are forward-looking statements. Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guaranteed, and the terms and timing of the financing and rights offering may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the actions and approvals of securities regulatory authorities, including the securities regulatory authorities in each province and territory of Canada, the Toronto Stock Exchange and the Johannesburg Stock Exchange, the availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees and the actual terms of the financing or rights offering may differ materially from those outlined in the forward-looking statements.

Information Concerning Estimates of Indicated and Inferred Resources
This news release also uses the terms "indicated resources" and "inferred resources". Rockwell Diamonds Inc advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.